Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF SEPTEMBER 28, 2017

DATE, TIME AND PLACE: On September 28, 2017 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM:	The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.        Increasing to twenty-five (25), from twenty-two (22), the number of seats at the Board of Executive Officers for the current annual term of office with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Stockholders’ Meeting of 2018, as follows: one Chief Executive Office, two Director-Generals, three Executive Vice-Presidents, four Executive Officers and 15 Officers.

2.        Electing as Officers ANDRE BALESTRIN CESTARE, Brazilian, single, engineer, bearer of the Identity Card (RG-SSP/SP) No. 28.909.394-6, enrolled with the Individual Taxpayer’s Registry (CPF) under No. 213.634.648-25, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/SP) No. 21.582.888-4, enrolled with the Individual Taxpayer’s Registry (CPF) under No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902, and TOM GOUVÊA GERTH, Brazilian, married, administrator and accountant, bearer of the Identity Card (RG-SSP/SP) No. 23.046.899-8, enrolled in the Individual Taxpayer’s Registry (CPF) under No. 256.166.718-94, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902, all of whom to complete the current annual term of office with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Stockholders’ Meeting of 2018.

3.        Recording (i) the submission of documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Law 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including the clearance certificates, being all documents filed at the Company’s head office; and (ii) that the members will be vested in their positions following ratification of their election by the Central Bank of Brazil.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved, and signed by all. São Paulo (SP), September 28, 2017. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, and Ricardo Villela Marino – Directors.

CANDIDO BOTELHO BRACHER

Chief Executive Officer